SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2008

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

    (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

    N/A

This Form 6-K consists of:

1.	the circular regarding proposed issue of domestic corporation bonds and proposed amendments to the articles of association of China Petroleum & Chemical Corporation (the “Registrant”);

2.	the proxy form for the annual general meeting for the Year 2007 of the Registrant; and

3.	the reply slip for the annual general meeting for the Year 2007 of the Registrant;

each made by the Registrant on April 10, 2008.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Notice convening the AGM of Sinopec Corp. to be held at 9 a.m. on 26 May 2008 at Crowne Plaza Beijing Wuzhou, No.8, Beichendong Road, Chaoyang District, Beijing, China is set out in this circular. Whether or not you are able to attend the AGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the AGM. Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the AGM or at any adjourned AGM should you so wish.

10 April 2008

CONTENTS

Page

Definitions	1

Letter from the Board	2

Notice of AGM	8

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“AGM”
the annual general meeting of Sinopec Corp. for 2007 to be held on 26 May 2008 at 9:00 a.m. at Crowne Plaza Beijing Wuzhou, No, 8 Beichendong Road, Chaoyang District, Beijing, the People´s Republic of China

“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time

“Board”	the board of directors of Sinopec Corp.

“CSRC”	China Securities Regulatory Commission

“Domestic Corporate Bond Issue”	the proposed issue of Domestic Corporate Bonds by Sinopec Corp.

“Domestic Corporate Bonds”	domestic corporate bonds of not more than RMB 20 billion in principal amount proposed to be issued by Sinopec Corp.

“Mainland China”	the PRC, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of PRC

“Sinopec Corp.”	China Petroleum & Chemical Corporation

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Directors:
Su Shulin (Chairman)*
Zhou Yuan (Vice Chairman) *

Wang Tianpu#
Zhang Jianhua#
Wang Zhigang#
Dai Houliang#

Fan Yifei*
Yao Zhongmin*

Shi Wanpeng+
Liu Zhongli+ Li Deshui+

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors
Registered Office: A6, Huixindong Street Chaoyang District Beijing, 100029 The PRC

10 April 2008

To the Shareholders

Dear Sir or Madam,

PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN MAINLAND CHINA
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

On 3 April 2008, the Board resolved to, among other things, seek shareholders’ approval for the proposed issue of Domestic Corporate Bonds in Mainland China and amendments of the Articles of Association at the AGM to be convened on Monday, 26 May 2008. This circular is to provide information on the proposed issue of the Domestic Corporate Bonds and amendments of the Articles of Association and to give notice to shareholders on the AGM.

I.           PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN MAINLAND CHINA

1.           Background

To satisfy the demand for working capital of Sinopec Corp., further improve its debt structure, reduce the financing costs and enhance the economic benefits and competitiveness of Sinopec Corp., the Board announced that on 3 April 2008, it resolved to submit to shareholders for consideration and approval the proposed issue of Domestic Corporate Bonds with an aggregate principal amount of not more than RMB20 billion at the AGM to be held on 26 May 2008.

According to the Company Law of the PRC and the Articles of Association of Sinopec Corp., the Domestic Corporate Bond Issue is subject to the approval of shareholders (including holders of H shares and domestic shares).

After approval of shareholders is obtained, the Domestic Corporate Bond Issue will still require final approval from the CSRC. The timing of the issue will depend on the timing of the approval and the condition of the bond market

LETTER FROM THE BOARD

of the PRC.

2.           Proposed Issue of Domestic Corporate Bonds

   The proposed arrangements for the Domestic Corporate Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the condition of the PRC bond market):

1	Issuer	:	China Petroleum & Chemical Corporation

2	Place of issue	:	Public of Mainland China

3	Size of Domestic Corporate Bond Issue	:	The aggregate principal amount of the Domestic Corporate Bonds shall not be more than RMB20 billion.

4	Arrangement for issue of Domestic Corporate Bonds to the existing holders of A shares of Sinopec Corp.	:
The Domestic Corporate Bonds will be issued or placed to the existing holders of A shares of Sinopec Corp.. Subject to the granting of authorisation to the Board by the shareholders of Sinopec Corp. at the AGM, the specific terms and conditions for the Domestic Corporate Bonds Issue (including whether such issuance will be made by way of placing and the proportion of placing) will be determined by the Board after taking into account of the market conditions prior to the issuance.

5	Duration	:
5-10 years since the date of issuance of the Bonds. The Domestic Corporate Bonds may be issued under single category or mixed categories with different maturity. Subject to the granting of authorisation by shareholders of Sinopec Corp. to the Board at the AGM, the maturity and the issue size of each category of the Domestic Corporate Bonds will be determined by the Board according to the relevant requirements and the market conditions prior to the issuance.

6	Coupon rate	:
The final rate will not exceed 90% of the rate for RMB loans as announced by the People´s Bank of China for the same tenure at the time of the issue. (Subject to the granting of authorisation by the shareholders of Sinopec Corp. to the Board at the AGM, the final rate will be determined by the Board according to the market conditions prior to the issuance.)

7	Guarantor	:
It is tentatively decided that China Petrochemical Corporation will provide guarantee for the issue of the Domestic Corporate Bonds. Subject to the granting of authorisation by the shareholders of Sinopec Corp. to the Board at the AGM, the arrangement for provision of guarantee will be determined by the Board according to the market conditions prior to the issuance and the relevant regulatory requirements.

8	Listing of Domestic Corporate Bonds	:	Subject to the satisfactory of the relevant requirements for listing of shares, application for listing of the Domestic Corporate Bonds on the qualified stock exchange will be made.

9	Validity of the resolution in respect of Domestic Corporate Bond Issue	:
The authority granted to the Board by way of special resolutions passed at the AGM with regard to the proposed issue of Domestic Corporate Bonds will expire 24 months after the date of such resolutions passed at the aforesaid AGM.

3.           Proposed Use of Proceeds
   It is planned that RMB10 billion of the proceeds raised from the Domestic Corporate Bond Issue will be used to improve Sinopec Corp.´s debt structure and the remaining proceeds from the Domestic Corporate Bond Issue will be used to supplement the working capital of Sinopec Corp. so as to improve its fund status.

LETTER FROM THE BOARD

4.	Granting of Authorisation to the Board to Deal with Matters Relating to the Domestic Corporate Bond Issue

To ensure the smooth issue of the proposed Domestic Corporate Bonds and according to the relevant provision of the “Tentative Methods on Issue of Corporate Bonds” promulgated by the CSRC, it is proposed that the Board will be authorised by shareholders at the AGM to deal with all the matters relating to the Domestic Corporate Bond Issue, including but not limited to the following:

(1)
to formulate the specific issue plan with respect to the Domestic Corporate Bond Issue and make amendments and adjustments to the terms of the issue to the extent permitted by laws and regulations based on the specific circumstances of Sinopec Corp. and the prevailling market, including without limitation to: the terms relating to the issue size, materity, coupon rate or method of determination, timing of issurance, provision of security, duration and method of repayment of the principal and the interests, the specific placing arrangements and the place of listing, and any other matters relating to the proposed issue such as whether the Domestic Corporte Bonds will be issued in instalments and whether any term of repurchase and redemption will be adopted for such issue, etc.

(2)	to appoint intermediaries to deal with the Domestic Corporate Issue and to deal with matters relating to the application for the listing of the Domestic Corporate Bonds;

(3)	to select entrusted manager to execute the agreement for management of entrusted bonds and to formulate the rules on meetings of the holders of Domestic Corporate Bonds;

(4)	to enter into contracts, agreements and documents with respect to the proposed issuance and the listing of Domestic Corporate Bonds and to make appropriate information disclosure;

(5)	to deal with matters relating to the listing of the Domestic Corporate Bonds upon completion of the issuance;

(6)
to authorise the Board to determine not to distribute dividends to shareholder in the circumstances where Sinopec Corp. expects that it may fail or is unable to repay the principal and the interests of the Domestic Corporate Bonds on schedule;

(7)
to authorise the Board to make corresponding changes based on the opinions of the regulatory authorities on the specific plan of the issue of the Domestic Corporate Bonds in the circumstances when there is any change to the policies on the issuance of corporate bonds or the market conditions, save for the issues which are subject to the re-voting by shareholders at the general meeting of shareholders as required under the relevant laws, regulations and Articles of Association of Sinopec Corp;

(8)	to deal with any other matters relating to the proposed Domestic Corporate Bond Issue and the listing of the Domestic Corporate Bonds.

II.       PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to the prevailing market conditions and the needs for further development of the business of Sinopec Corp., the Board of Sinopec Corp. announced that on 3 April 2008, it resolved to extend the business scope of the Company and to revise the relevant provisions in Article 12 of the Articles of Association.

Article 12 prior to the proposed amendments is as follows:

“The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company’s scope of business includes: the exploration, exploitation and sales of oil and natural gas; pipeline transportation of oil and natural gas; oil refining; the production, sales and storage of oil, petrochemical products, chemical fiber products and other chemical products; wholesaling, retailing and storage of oil and other oil products; operation of 24-hour stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, equipment and parts; supervision of manufacturing of equipment; research, development and application of technology and information; import and export; and provision of technology and labour.”

LETTER FROM THE BOARD

Article 12 post the proposed amendments is as follows:

“The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company’s scope of business includes: the exploration, exploitation, storage, pipeline transportation, land transportation, water transportation, sales of oil and natural gas; oil refining; wholesaling and retailing of gasoline, kerosene and diesel oil(for subsidiaries only); sales of lubricant, liquid gas, fuel oil, solvent naphtha and asphalt; the production, sales, storage land transportation and water transportation of ethylene, propylene, butadiene, naphtha, heavy oil, ethylene glycol, PTA, beta-lactam, dacron, nitrilon, rubber and other chemical raw materials and products; production of chemical fertilizer; production of electricity; operation of 24-hour stores; shaped packing foods, retailing of cigarettes, automobile decorations(for subsidiaries only), automobile cleaning; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; purchase and sales of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; Self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipments and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects.”

III.           RECOMMENDATION

The directors (including the independent non-executive directors) consider that (1) the proposed issue of the Domestic Corporate Bonds and (2) the proposed amendments to the Articles of Association are in the best interests of Sinopec Corp. and its shareholders and accordingly recommend the shareholders to vote in favour of the resolutions at the AGM.

IV.           THE AGM

The AGM will be convened at 9:00 a.m. on 26 May 2008 at Crowne Plaza Beijing Wuzhou, No.8, Beichendong Road, Chaoyang District, Beijing, China. Notice of the AGM are set out on pages 8 to page 13 in this circular.

Reply slips and forms of proxy for use in connection with the AGM will be dispatched to shareholders with this circular. Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slips by post or by fax or by delivering in accordance with the instructions printed thereon to the registered office of Sinopec Corp. at A6, Huixindong Street, Chaoyang District, Beijing, 100029, the PRC or at fax number 86 10 6499 0022 as soon as possible but in any event no later than February, 6 May 2008. Failure to complete or return the forms of proxy will not preclude eligible Shareholders from attending and voting in person at the relevant meeting should you so wish.

Completion and return of the forms of proxy will not preclude you from attending and voting in person at the AGM should you so wish. Subject to the Articles of Association, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(1)	the chairman of the meeting;

(2)	at least two shareholders present in person or by proxy entitled to vote thereat; or

(3)
one or more shareholders (including authorized proxies of shareholders) present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Yours faithfully, For and on behalf of China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2007

NOTICE IS HEREBY GIVEN that the annual general meeting (“Annual General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2007 will be held by way of physical meeting at Crowne Plaza Beijing Wuzhou, No.8, Beichendong Road, Chaoyang District, Beijing, China on Monday, 26 May 2008 at 9 a.m. for the following purposes:

By way of ordinary resolutions:

1.	To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2007.

2.	To consider and approve the report of the Supervisory Board of Sinopec Corp. for the year ended 31 December 2007.

3.	To consider and approve the audited financial report and consolidated financial report of Sinopec Corp. for the year ended 31 December 2007.

4.	To consider and approve the profit distribution plan and distribution of final dividend of Sinopec Corp. for the year ended 31 December 2007.

5.
To consider and approve the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2008, respectively, and to authorise the Board of Directors to determine their remunerations.

6.	To consider and authorise the Board of Directors to determine the interim profit distribution plan of Sinopec Corp. for 2008.

By way of special resolutions:

7.        To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares:

In order to grant discretion to the Board of Directors on the flexibility of issuance of new shares, the Board of Director proposes to obtain a general mandate from shareholders. Under the general mandate, the Board of Directors (or the directors authorised by the Board) will be authorised to allot, issue and deal with shares not exceeding 20% of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.. However, notwithstanding the obtaining of the general mandate, any issue of domestic shares needs shareholders’ approval at shareholders’ meeting in accordance with the relevant PRC laws and regulations.

It is resolved as follow:

“(1)	Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People´s Republic of China (the “PRC”) and the listing rules of the relevant stock exchanges (as amended from time to time), the exercise by the Board of Directors of Sinopec Corp. of all the powers of Sinopec Corp. granted by the general and unconditional mandate to allot, issue and deal with shares during the Relevant Period and to determine the terms and conditions for the allotment and issue of new shares including the following terms:

(a)	class and number of new shares to be issued;

NOTICE OF ANNUAL GENERAL MEETING

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and

(e)	the making or granting of offers, agreements and options which might require the exercise of such powers.

(2)
The approval in paragraph (1) shall authorise the Board of Directors of Sinopec Corp. during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)
The aggregate nominal amount of new domestic listed shares and new overseas listed foreign shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board of Directors of Sinopec Corp. pursuant to the approval in paragraph (1), otherwise than pursuant to issue of shares by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the Articles of Association of Sinopec Corp., shall not exceed 20% of each class of the existing domestic listed shares and overseas listed foreign shares of Sinopec Corp.

(4)
In exercising the powers granted in paragraph (1), the Board of Directors of Sinopec Corp. must (i) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where Sinopec Corp. is listed; and (ii) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	twelve months from the date of passing this resolution;

(ii)	the conclusion of the next annual general meeting of Sinopec Corp.; and

(iii)	the revocation or variation of the mandate granted under this resolution by special resolution of the shareholders in general meeting.

(6)
The Board of Directors of Sinopec Corp., subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law of the PRC, be and is hereby authorised to increase the registered capital of Sinopec Corp. to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)	To authorise the Board of Directors to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment and issue and listing of new shares, provided the same do not violate the relevant laws, administrative regulations, listing rules of the relevant stock exchanges and the Articles of Association.

(8)
Subject to the approval of the relevant PRC authorities, the Board of Directors of Sinopec Corp. is hereby authorised to make appropriate and necessary amendments to Article 20 and Article 23 of the Articles of Association after completion of the allotment and issue of new shares according to the method, type and number of the allotment and issue of new shares by Sinopec Corp. and the actual situation of the shareholding structure of Sinopec Corp. at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Sinopec Corp. pursuant to the exercise of this mandate.”

8.
To review and approve the resolution regarding the issue of domestic corporate bonds in principal amount not exceeding RMB 20 billion within 24 months after the date of such resolution passed at Annual General Meeting. (Please refer to the circular for details.)

NOTICE OF ANNUAL GENERAL MEETING

9.	To authorise the Board of Directors to deal with all matters in connection with the issue of domestic corporate bonds. (Please refer to the circular for details.)

10.	To review and approve the resolution regarding the amendments to the Articles of Association of Sinopec Corp.

According to the prevailing market conditions and the needs for further development of the business of Sinopec Corp, it is proposed to amend the relevant provisions relating to the business scope of Sinopec Corp. in Article 12 of Articles of Association (Please refer to the circular for details.)

11.
To authorise the Secretary to the Board to make further necessary amendments to the wording or sequence of the revised business scope mentioned in resolution 10 above based on the requirements of the approval authorities and the Administration for Industry and Commerce.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, the PRC
10 April 2008

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

Notes:

1.       Eligibility for attending the Annual General Meeting

Holders of Sinopec Corp.’s H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Friday, 25 April 2008 are eligible to attend the Annual General Meeting.

To qualify for attendance and vote at the Annual General Meeting to be held on Monday, 26 May 2008, all transfers of H Shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar in Hong Kong, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on Friday, 25 April 2008.

2.       Proxy

(1)
A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(3)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to the registered address of Sinopec Corp. and, in the case of holder of H Shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(4)	A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

NOTICE OF ANNUAL GENERAL MEETING

3.       Registration Procedures for Attending the Annual General Meeting

(1)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(2)
Holders of H Shares and domestic shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to Sinopec Corp. on or before Tuesday, 6 May 2008.

(3)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.       Closure of Register of Members

To determine the identity of shareholders of Sinopec Corp. entitled to attend and vote at the Annual General Meeting, the register of members of Sinopec Corp. will be closed from Friday, 25 April 2008 to Monday, 26 May 2008 (both days inclusive).

5.       Procedures for demanding a poll to vote on resolutions

Subject to the rules of the stock exchanges to which the shares of Sinopec Corp. are listed, the following persons may demand a resolution to be decided on a poll, before or after a vote is carried out by a show of hands:

(1)	the chairman of the meeting;

(2)	at least two shareholders present in person or by proxy entitled to vote thereat; or

(3)
one or more shareholders (including authorised proxies of shareholders) present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting singly or in aggregate.

Unless a poll is demanded, a declaration shall be made by the chairman that a resolution has been passed on a show of hands. The demand for a poll may be withdrawn by the person who demands the same.

6.       Other Business

(1)	The Annual General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(2)	The address of the Share Registrar of H Shares of Sinopec Corp., Hong Kong Registrars Limited is at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong

(3)	The address of the Share Registrar for A Shares of Sinopec Corp., China Securities Registration and Clearing Company Limited Shanghai Branch Company is at 72 Pujian Road, Pudong District, Shanghai.

(4)	The registered address of Sinopec Corp. is at:

A6 Huixindong Street
Chaoyang District
Beijing 100029
The People’s Republic of China
Telephone No.: (+86) 10 6499 0060
Facsimile No.: (+86) 10 6499 0022

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Proxy Form for the Annual General Meeting for the Year 2007

Number of Shares related to this proxy form (note 1)

I (We) (note 2)

of

being the holder(s) of (note 1)	domestic Share(s)/H Share(s) (note 3) of RMB1.00 each of China Petroleum &
Chemical Corporation (“Sinopec Corp.”) now appoint (note 4)

(I.D. No.:	of

Tel. No.:	)/
the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2007 (“AGM”) to be held at 9:00 a.m. on Monday, 26 May 2008 at Crowne Plaza Beijing Wuzhou, No.8 Beichendong Road, Chaoyang District, Beijing, PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (note 5)

Ordinary Resolutions	For (Note 5)	Against (note 5)
1.To consider and approve the report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2007.
2.To consider and approve the report of the Supervisory Board of Sinopec Corp. for the year ended 31 December 2007.
3.To consider and approve the audited financial report and consolidated financial report of Sinopec Corp. for the year ended 31 December 2007.
4.To consider and approve the profit distribution plan and distribution of final dividend of Sinopec Corp. for the year ended 31 December 2007.
5.To consider and approve the re-appointment of KPMG Huazhen and KPMG as the domestic and overseas auditors of Sinopec Corp. for the year 2008, respectively, and to authorise the Board of Directors to determine their remunerations.

6.To consider and authorise the Board of Directors to determine the interim profit distribution plan of Sinopec Corp. for 2008.
Special Resolutions	For (Note 5)	Against (note 5)
7.To grant to the Board of Directors of Sinopec Corp. a general mandate to issue new shares.
8.To review and approve the resolution regarding the issue of domestic corporate bonds in principal amount not exceeding RMB20 billion.
9.To authorise the Board of Directors to deal with all matters in connection with the issue of domestic corporate bonds.
10.To review and approve the resolution regarding the amendments to the Articles of Association of Sinopec Corp.
11.To authorise the Secretary to the Board to make further necessary amendments to the wording or sequence of the revised business scope mentioned in resolution 10 above according to the requirements of approval authorities and the Administration for Industry and Commerce.

Date:	2008

Signature(s):	(note 6)

Notes:

1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.	Please delete as appropriate.

4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “√” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “√” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

6.
This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, the People´s Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen´s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Reply Slip for the Annual General Meeting for the Year 2007

I(We)(1)

of

being the holder(s) of (2)	domestic share(s)/H Share(s)

of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I(we) or my proxy wish to attend the annual general meeting of Sinopec Corp. for the year 2007 (the “AGM”) to be held at Crowne Plaza Beijing Wuzhou, No.8 Beichendong Road, Chaoyang District, Beijing, China at 9:00 a.m. on Monday, 26 May 2008.

Signature(s):
Date:

Notes:

1.	Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.	Please insert the number of shares registered under your name(s).

3.
The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, PRC (Fax no.: (+86)10 6499 0022) such that the same shall be received by Sinopec Corp. on or before Tuesday, 6 May 2008. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 11, 2008